Midway Gold Corp.

November 2, 2007

To:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549
Mail Stop 7010

From:

Midway Gold Corp.
Unit 1 – 15782 Marine Drive
White Rock, British Columbia
Canada   V4B 1E6

Re:

Midway Gold Corp.
Responses to Staff Comments dated October 23, 2007
to Form S-1/A (333-145141) Filed September 28, 2007

Ladies and Gentlemen:

Midway Gold Corp. (the “Company”) filed a registration statement on Form S-1 (SEC File No. 333-145141) on August 6, 2007 (the “Registration Statement”) and the staff of the Securities and Exchange Commission issued a comment letter dated September 5, 2007.  The Company filed amendment number one to its Registration Statement on September 28, 2007 and the staff of the Securities and Exchange Commission issued a comment letter dated October 23, 2007 (the “October Staff Comments”).  The Company filed amendment number two to its Registration Statement on November 2, 2007 (“Amendment No. 2”).  The following are the October Staff Comments and the Company’s responses thereto.  References to page numbers in this memorandum are to page numbers in Amendment No. 2.

General

Staff Comment No. 1:

You will expedite the review process by providing marked versions of each amended filing.  We note that the versions you provided were neither precisely nor accurately marked.  This substantially impacts the time we need to review the changes.  Note also that Item 310 of Regulation S-T also requires you to file marked versions of each amended filing via EDGAR, which versions should accurately reflect all changes.

Midway Gold Corp.’s Response:

The Company will provide a marked version of Amendment No. 1 against Amendment No. 2 via EDGAR.

Staff Comment No. 2:

Provide updated disclosure in the next amendment, including an updated 12 month plan and any other material changes.

Midway Gold Corp.’s Response:

The Company has updated the 12 month plan set forth in the section titled “Plan of Operation” on page 67.

Prospectus Cover Page

Staff Comment No. 3:

We note your response to prior comment 4, and we reissue the comment.  Provide the pricing information that Item 501 of Regulation S-K requires.  If the price for all sales in the United States will be derived entirely based on some formula related to the price on the TSX, you will need to describe the formula in necessary detail and explain to us whether and why you believe you can rely on Instruction 2 to Item 501(b)(3).  In that regard, we refer you to Item 501(b)(4).  We may have additional comments.

Midway Gold Corp.’s Response:

Pursuant to the supplemental information provided to the Staff related to the Company’s trading market on the TSX Venture Exchange in Canada, the Company believes its disclosure satisfies the procedure set forth in instruction 2, second sentence, by providing information related to the market and market price of the common shares as of the latest practicable date. As requested by the Staff, the Company has provided the closing price for the Company’s common shares on the TSX Venture Exchange as of October 29, 2007 in Canadian dollars as well as United States dollars.

Risk Factors, page 9

Staff Comment No. 4:

You appear to have complied in part with our prior comments 7, 9 and 13.  Examples of language requiring further revision are the references in captions and text to “no assurance” and the suggestion that unforeseen events could have a positive impact on your estimates.  Please revise accordingly.

Midway Gold Corp.’s Response:

The Company has revised the disclosure throughout Amendment No. 2 to delete references to “no assurance” and any suggestion that unforeseen events could have a “positive” impact on the Company’s estimates.

U.S. Federal Income Tax Considerations, page 24

Staff Comment No. 5:

We reissue prior comment 20.  Note that Item 601(b)(8) of Regulation S-K indicates in part that such an opinion is required “with the other applicable registration forms where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.”

Midway Gold Corp.’s Response:

As requested by the Staff, the Company has revised the disclosure in the risk factor on page 16 and the section titled “U.S. Federal Income Tax Considerations” beginning on page 24 to make it clear that while the Company may be considered a passive foreign investment company, or a “PFIC”, the actual determination of PFIC status is fundamentally factual in nature and cannot be made until the close of the applicable taxable year.

Midway Property, Nye County, Nevada, page 32

Location and means of access, page 32

Staff Comment No. 6:

We note your response to our previous comment 23 and note that the term Discovery Zone also appears on page 12.  Please revise.

Midway Gold Corp.’s Response:

The Company has removed the reference to the term “Discovery Zone” on page 12.

Directors, Executive Officers, Promoters and Control Persons, page 70

Staff Comment No. 7:

We remind you of prior comment 1.  In that regard, you still refer to “significant mineral discoveries” at page 71, and you begin the section captioned “Transactions with Related Persons” with the phrase “Except as set forth below and except for the transactions.”  See prior comments 32 and 44.

Midway Gold Corp.’s Response:

The Company has deleted the reference to “significant mineral discoveries” at page 71.  The Company has also deleted the phrase “Except as set forth below and except for the transactions…” and has revised the disclosure in the section captioned “Transactions with Related Persons” on page 82 accordingly.

Executive Compensation and Corporate Governance , page 76

Staff Comment No. 8:

We do not have sufficient information to determine whether your response to prior comment 40 requires additional tabular or textual disclosure.  Generally, vehicle allowances can constitute perquisites.  Please explain further your position in that regard.

Midway Gold Corp.’s Response:

Under Section 6.2 of the Company’s employment agreement with Alan Branham, the Company will provide Mr. Branham with a vehicle or reasonable vehicle allowance related to the use by Mr. Branham of his vehicle in the performance of his duties thereunder.  As stated in note (1) to the Summary Compensation Table on page 75, Mr. Branham is reimbursed Cdn$0.50 per mile when he uses his car for Company purposes.  Vehicle reimbursements based on an estimated actual cost per mile are not taxable to the employee and will be tax deductible by the Company and, therefore, do not constitute a perquisite.  Accordingly, the Company believes such disclosure is adequate.

Compensation Discussion and Analysis, page 73

Staff Comment No. 9:

You state the Compensation Committee reviews the compensation paid to persons in other competitive institutions.  Please identify the competitors who provide a relevant benchmark for comparison.  Also discuss how you use the information you obtain from your benchmarking to establish compensation.  For example, disclose whether you have a policy for setting the pay of your executive officers within a specified range of the compensation levels of your peer group.

Midway Gold Corp.’s Response:

The Company’s disclosure has been revised to remove the phrase “the compensation paid to persons having similar duties and responsibilities in other competitive institutions” and the disclosure has been clarified on page 73 as follows:

“The Compensation Committee may also take into consideration salaries paid to others in similar positions in the Company’s industry based on the experience of the Compensation Committee members and publicly available information.  The Company’s peer group for the purposes of salary comparison includes Sunridge Gold Corp., Miranda Gold Corp. and AuEx Ventures, Inc. The discussion of the information and factors considered and given weight by the Compensation Committee is not intended to be exhaustive, but it is believed to include all material factors considered by the Compensation Committee.  In reaching the determination to approve and recommend the base salaries the Compensation Committee did not assign any relative or specific weight to the factors which were considered, and individual directors may have given a different weight to each factor.  The Compensation Committee will review and adjust the base salaries of our executive officers when deemed appropriate.”

Financial Statements, page 85

Staff Comment No. 10:

Please ensure that any revisions necessary to the accounting and disclosure in your annual financial statements are similarly reflected in your interim financial statements.

Midway Gold Corp.’s Response:

The Company has ensured that any revisions necessary to the accounting and disclosure in the Company’s annual financial statements are reflected in the Company’s interim financial statements.

Statements of Operations, page 88

Staff Comment No. 11:

We have read your response to prior comment 52 in which you explain that you sold a subsidiary in 2001 that included a mineral property interest for a net gain of $2.6 million.  Generally, we would expect to see this amount reported within a measure of operating income or loss from continuing operations, if the sale of the subsidiary did not represent discontinued operations.  Tell us how you view this item, relative to the guidance in paragraphs 41 and 42 of SFAS 144, including the transition guidance in paragraph 49 of that Statement.  Please revise your financial statements in a manner that is consistent with the transaction date, relative to your adoption of SFAS 144.  Also, revise the caption to clarify that the amount represents gain on sale of subsidiary or discontinued operation, rather than recovery of mineral property interests, consistent with your response.

Finally, tell us why your “Loss before undernoted” caption would not be more meaningful described as operating loss, if that is your view.

Midway Gold Corp.’s Response:

The Company has considered the guidance in paragraphs 41 and 42 of SFAS 144, including the transition guidance in paragraph 49 of that Statement and the Company does not consider the sale of this subsidiary as a discontinued operation and the Company has amended the financial statements to reflect this disposition of what is essentially a mineral property in continuing operations amending the description to “gain on sale of subsidiary”. The Company has replaced the “Loss before undernoted” caption to “Operating Loss”.

Statements of Cash Flows, page 89

Staff Comment No. 12:

We understand from your response to prior comment 51 that you have included non-cash exploration expense associated with Ruby Violet within the reconciling adjustment labeled as depreciation expense.  Please revise as necessary to properly characterize each item in your indirect reconciliation necessary to arrive at operation cash flows.

Midway Gold Corp.’s Response:

The Company has reclassed the Ruby Violet depreciation expense from exploration to Expenses on the statement of operations so that the reconciling adjustment labeled as depreciation expense on the statement of cash flows matches the depreciation expense on the statement of operations.

Note 2 – Significant Accounting Policies, page 94

(f) impairment of long-lived assets, page 95

Staff Comment No. 13:

We note that you have not complied with prior comment 54, concerning the need to conduct impairment testing under SFAS 144, given your history of reporting operating losses and operating cash flow losses.  Please revise your disclosure to clarify how the procedures necessary to monitor your long-lived assets for impairment compare to those which would be necessary to test those assets for impairment, following the guidance in SFAS 144 and EITF 04-3.  Also explain how your statement that “To December 31, 2006, no impairment losses have been recorded,” is consistent with reporting a write-off of mineral property interest in the cumulative period.  We reissue prior comment 54.

Midway Gold Corp.’s Response:

The Company has revised the note in the financial statements to better reflect the fact that all of the Company’s mineral properties are in the exploration stage:

“The Company revises and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable.  Mineral properties in the exploration stage are monitored for impairment based on factors such as the Company’s continued right to explore the area, the Company’s continued plans to fund exploration programs on the property, sufficient work has been performed to indicate that the carrying amount of the mineral property cost carried forward as an asset will not be fully recovered, even through a viable mine has been discovered.

Long-lived assets in the development or producing stage would have a value beyond proven and probable reserves and would be monitored for impairment based on factors such as current market value of the mineral property and results of exploration, future asset utilization, business climate, mineral prices and future undiscounted cash flows expected to result from the use of the related assets.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated future net undiscounted cash flows expected to be generated by the asset including evaluating its reserves beyond proven and probable amounts.

The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds its fair value.  While we incurred losses from operations, these have not been in excess of our planned expenditures on these properties in order to ultimately realize their value.”

Pro Forma Financial Statements, page 169

Staff Comment No. 14:

We see that you added a combining schedule for the annual pro forma statements in response to prior comment 58.  However, you also deleted the interim pro forma statements, covering the period through March 31, 2007.  At this point, you should also include a pro forma statement of income covering the six month period ended June 30, 2007, following the guidance in Rule 11-02(c)(2)(i) of Regulation S-X.  We presume this would entail adding the Pan-Nevada results for the three months ended January 31, 2007 to your results for the six months ended June 30, 2007, with any appropriate adjustments.  You should include an explanation of any effects peculiar to the Pan-Nevada results which would thus be reflected in both pro forma periods, as previously suggested, and consistent with the guidance in Rule 11-02(c)(3) of Regulation S-X.

Midway Gold Corp.’s Response:

The Company has included a proforma statement of income covering the six month period ended June 30, 2007 on page 169.

Closing Response

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our legal counsel, Kenneth G. Sam of Dorsey & Whitney, LLP, at 303-629-3445 with any questions regarding this request.